Exhibit 99.1

Crescent Point Announces Q2 2019 Conference Call

CALGARY, July 18, 2019 /CNW/ - Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) plans to report its second quarter 2019 financial and operating results via press release prior to the opening of markets on Thursday, July 25, 2019. Crescent Point's management will host a conference call at 10:00 a.m. MDT (12:00 p.m. EDT) the same day to discuss the results and outlook for the Company.

Participants can listen to this event online via webcast. Alternatively, the conference call can be accessed by dialing 1-888-390-0605.

The webcast will be archived for replay and can be accessed on Crescent Point's conference calls and webcasts webpage under the invest tab. The replay will be available approximately one hour following the completion of the call.

Crescent Point is a leading North American light oil producer, driven to enhance shareholder returns by cost-effectively developing a focused asset base in a responsible and sustainable manner.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Brad Borggard, Senior Vice President, Corporate Planning and Capital Markets, or

Shant Madian, Vice President, Investor Relations and Corporate Communications

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020  Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB  T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

View original content:http://www.prnewswire.com/news-releases/crescent-point-announces-q2-2019-conference-call-300887490.html

SOURCE Crescent Point Energy Corp.

View original content: http://www.newswire.ca/en/releases/archive/July2019/18/c2148.html

%CIK: 0001545851

CO: Crescent Point Energy Corp.

CNW 12:00e 18-JUL-19